Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Prufesh R. Modhera, Esq. (202) 419-8417 pmodhera@stradley.com

November 24, 2008

Via EDGAR Rebecca Marquigny, Esquire Division of Investment Management-0506 U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

RE:	Nationwide Variable Insurance Trust (the “Registrant”) File Numbers: 2-73024 and 811-3213

Dear Ms. Marquigny:

     This letter responds to each of the comments you provided orally to me on November 12, 2008, regarding post-effective amendment Nos. 121/122 (“PEA 121”) to the Registrant’s Registration Statement on Form N-1A as filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2008 pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 121 was filed primarily to eliminate the performance fee arrangement currently in place for the Gartmore NVIT Developing Markets Fund and Gartmore NVIT Emerging Markets Fund, which are two series of the Registrant (each a “Fund” and together the “Funds”). For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. The revisions indicated below will be included in Registrant’s filing under Rule 485(b) of the 1933 Act, which is currently scheduled to be made on or before December 1, 2008.

     In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

§	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

§	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

§	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Rebecca Marquigny, Esquire U.S. Securities and Exchange Commission November 24, 2008 Page 2

A.	Prospectus Comments for Each Fund

	1.	Comment – In the “Principal Strategies” section, please indicate whether the sub-adviser would dispose of a stock if an issuer’s capitalization went from small-cap or mid-cap to large-cap.

Response – The current disclosure indicates that each Fund may invest in companies of any size, including small- and mid-cap companies. Since the Fund may invest in large-cap companies, we do not believe that any additional disclosure is necessary in response to your comment.

	2.	Comment – In Footnote 2 to the “Average Annual Total Returns” table, please indicate what the acronym “MSCI” stands for.

Response – Previously, “MSCI” referred to Morgan Stanley Capital International. However, that organization is no longer in existence. As a result, the indices are simply referred to in the industry as the “MSCI Indices.” Therefore, we cannot make any changes in response to your comment.

	3.	Comment – In the footnote to the “Fees and Expenses” table that describes the administrative services fees, please either indicate that the maximum administrative services fee will not be charged through at least May 1, 2009 or alternatively, include the full 0.25% administrative services fee in the fee table and revise the footnote accordingly.

Response – Registrant has agreed to the former option above. Specifically, Registrant has revised the applicable sentence in the footnote to the following: “The full 0.25% in administrative services fees is not reflected in “Other Expenses” at this time because, until at least May 1, 2009, the Fund does not intend to pay insurance companies a higher amount.”

	4.	Comment – The expense limitation footnote to the “Fees and Expenses” table indicates that “short sale dividend expenses” are excluded from the expense limitation agreement. Please confirm that short sale dividend expenses are less than 0.05% or alternatively include a separate line item in the fee table for such item.

Response – The expense limitation footnote indicates short sale dividend expenses because the disclosure follows the precise language of the expense limitation agreement, which is the same across every applicable Fund of the Registrant. Moreover, Registrant hereby confirms that short-sale dividend expenses are currently immaterial expenses of the Funds, and thus, no separate line item is necessary.

Rebecca Marquigny, Esquire U.S. Securities and Exchange Commission November 24, 2008 Page 3

5.	Comment – In the expense limitation footnote to the “Fees and Expenses Table,” please explain what constitutes “other expenditures which are capitalized in accordance with generally accepted accounting principles.”

Response – The aforementioned language tracks the exact language that is included in the expense limitation agreement for each applicable Fund. This language was included to allow the Funds’ adviser to exclude from the fee waiver certain other costs that are capitalized relating to the purchase, holding or disposition of a security. For example, if certain legal fees are incurred in connection with a debt security that is being restructured in a work out, such costs may be capitalized to the cost of the security under generally accepted accounting principles (“GAAP”). In summary, the category of expenses that would be covered under the aforementioned language is certain costs that might be incurred in connection with the purchase, holding or sale of a security, where such expenses are permitted to be capitalized under GAAP. Please note that Registrant previously responded to the same comment in a letter filed in response to your comments on PEA 107/108 (filed on April 11, 2008).

6.	Comment – Please add disclosure related to the impact of the transition period for eliminating the performance fee arrangement in the applicable footnote to the “Fees and Expenses” table and in the “Management Fees” section of the prospectus.

Response – Registrant has added the following language to the applicable footnote to the “Fees and Expenses” table: “Under no circumstances, during the six-month transition period, as described on page 6, will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.”

In addition, Registrant has added the following disclosure in the “Management Fees” section of the prospectus:

“In eliminating the performance-based fee structure, the Adviser is subject to a six-month transition period. If during this transition period the Fund’s assets are declining and the Fund underperforms its benchmark, the new management fee may be higher than the amount the Adviser would have been entitled to collect under the previous performance-based fee structure. If this occurs during the transition period, the Adviser will reimburse the Fund by the amount of the difference between the new management fee and the amount it would have been entitled to collect under the previous fee structure. Under no circumstances, during this transition period, will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.”

Rebecca Marquigny, Esquire U.S. Securities and Exchange Commission November 24, 2008 Page 4

7.	Comment – In the “Management Fees” section, include the compensation payable to the subadviser.

Response – Registrant believes that Form N-1A, Item 5(a)(1), Instruction 3, only instructs the Registrant to disclose the aggregate fee paid to all investment advisers and not sub-advisers. Therefore, Registrant has not made the requested change. Please note that Registrant previously responded to the same comment in a letter filed in response to your comments on PEA 105/106 (filed on March 26, 2008).

8.	Comment – In the “Tax Status” section, please confirm that each prospectus is accompanied by the prospectus related to the annuity or life insurance program or alternatively revise such disclosure.

Response – Registrant confirms that the annuity or life insurance prospectus always accompanies the Fund prospectus.

B.	Statement of Additional Information (“SAI”) Comments

	1.	Comment – In the table summarizing the various types of portfolio instruments that each Fund may invest in at the front of the SAI, please consider alphabetizing the various Fund names and reorganizing the types of instruments in a more logical manner.

Response – Due to current time constraints, Registrant will be unable to make the suggested changes. However, Registrant may determine to make changes in response to your comment in the future.

	2.	Comment – In the “Portfolio Turnover” section, please explain why the Gartmore NVIT Developing Markets Fund is not included in the table.

Response – As required by Form N-1A Item 11(e), Registrant will add information and a related explanation for the portfolio turnover for the Gartmore NVIT Developing Markets Fund in the subsequent 485(b) filing. Registrant inadvertently excluded such information in PEA 121.

	3.	Comment – On page 56 of the SAI, in the sub-section entitled “General – Corporate Actions” under the section entitled “The Neuberger Berman NVIT Socially Responsible Fund,” please add risk disclosure related to the sale of a security if such security no longer meets the social investing criteria.

Response – In response to your comment, Registrant has added the following disclosure to the aforementioned sub-section immediately following the end of the

Rebecca Marquigny, Esquire U.S. Securities and Exchange Commission November 24, 2008 Page 5

first sentence. “In such a case, the Fund may sell a position in a company at a loss.”

4.	Comment – In the “Disclosure of Portfolio Holdings” section, please add disclosure in response to Form N-1A, Item 11(f)(1)(vi) related to what procedures are used to address conflicts of interest between fund shareholders and those of the Fund’s service providers or affiliated persons.

Response – Registrant believes that the current disclosure in the first two full paragraphs (and related bullet points) adequately addresses the requirements of Item 11(f)(1)(vi) and therefore, no additional changes have been made.

5.	Comment – In the “Disclosure of Portfolio Holdings” section, please add disclosure in response to Form N-1A, Item 11(f)(2) related to the identity of those persons with whom the Funds have ongoing arrangements to provide portfolio holdings information.

Response – Registrant has added the following disclosure to the aforementioned section:

“The Funds have ongoing arrangements to distribute information about the Funds’ portfolio holdings to the Funds’ third party service providers described herein (e.g., investment adviser, subadvisers, registered independent public accounting firm, administrator, transfer agent, sub-administrator, sub-transfer agent, custodian and legal counsel) as well as Lipper Inc., Morningstar, Inc., RiskMetrics Group, Inc., FactSet Research Systems, Inc., the Investment Company Institute, and on occasion, to State Street Bank and Trust Company where it provides portfolio transition management assistance (e.g., upon change of subadviser, etc.). These organizations are required to keep such information confidential, and are prohibited from trading based on the information or otherwise using the information except as necessary in providing services to the Funds. No compensation or other consideration is received by the Funds, NFA or any other party in connection with each such ongoing arrangement.”

6.	Comment – Please add disclosure related to the impact of the transition period for eliminating the performance fee arrangement in the section entitled “Investment Advisory and Other Services” related to the Funds.

Response – Registrant has added the following disclosure in response to your comment to the aforementioned section.

“In eliminating the performance-based fee structure, NFA is subject to a six- month transition period. If during this transition period the Fund’s assets are declining and the Fund underperforms its benchmark, the new management fee

Rebecca Marquigny, Esquire U.S. Securities and Exchange Commission November 24, 2008 Page 6

may be higher than the amount NFA would have been entitled to collect under the previous performance-based fee structure. If this occurs during the transition period, NFA will reimburse the Fund by the amount of the difference between the new management fee and the amount it would have been entitled to collect under the previous fee structure. Under no circumstances, during this transition period, will the management fee under the new fee structure exceed what NFA would have received under the old structure assuming maximum penalty for underperformance.”

C.	Part C Comments

	1.	Comment – In Part C, when incorporating by reference to documents filed in prior filings, please include the document’s exhibit number from the prior filing going forward.

Response – Registrant will make the requested change on a going forward basis.

* * *

     Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8417 or in my absence, Barbara Nugent at (215) 564-8092.

Respectfully submitted,

/s/ Prufesh R. Modhera Prufesh R. Modhera

cc:	Allan Oster, Esquire Barbara A. Nugent, Esquire